
11007952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUN 2 4 2011

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation Retirement Savings Plan

Index to Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS **Page No.**

	Page No.
Tupperware Brands Corporation Retirement Savings Plan:	
Report of Independent Registered Public Accounting Firm	**1**
Statements of Net Assets Available for Benefits As of December 31, 2010 and 2009	**2**
Statement of Changes in Net Assets Available for Benefits For the year ended of December 31, 2010	**3**
Notes to Financial Statements	**4**
Schedule of Assets (Held at End of Year)	**18**

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)

By: 

Michael S. Poteshman
Management Committee for Employee Benefits

June 23, 2011
Orlando, Florida

TUPPERWARE BRANDS CORPORATION RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010 AND 2009

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
NOTES TO FINANCIAL STATEMENTS	4 - 17
SUPPLEMENTAL SCHEDULE TO FINANCIAL STATEMENTS	
Schedule H, Line 4i, Schedule of Assets Held at End of Year	18

McGladrey & Pullen, LLP
Certified Public Accountants



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan
Orlando, Florida

We have audited the accompanying statements of net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, *Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans*, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans. This update was retrospectively applied to December 31, 2009.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investments as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey and Pullen LLP

Orlando, Florida
June 23, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Participant directed investments, at fair value		
Mutual funds	$ 69,423,265	$ 47,428,601
Common/collective trust	16,459,067	16,471,591
Common stock	5,078,428	16,204,450
Money market funds	61,702	248,298
Total investments	91,022,462	80,352,940
Receivables		
Notes receivable from participants	2,010,274	1,934,908
Accrued income	32,004	87,036
Total receivables	2,042,278	2,021,944
Total assets	93,064,740	82,374,884
Liabilities		
Accrued expenses	6,250	15,367
Due to brokers for securites purchased	-	85,355
Total liabilities	6,250	100,722
Net assets available for benefits at fair value	93,058,490	82,274,162
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	267,944	306,292
Net assets available for benefits	$ 93,326,434	$ 82,580,454

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010

Net assets available for benefits, beginning of year	$ 82,580,454
Investment income:	
Net appreciation in fair value of investments	6,255,719
Interest and dividend income	1,742,340
Total investment income	7,998,059
Interest income on notes receivable from participants	108,445
Contributions:	
Company contributions	2,967,182
Participant contributions	2,427,602
Total contributions	5,394,784
Total additions	13,501,288
Deductions:	
Benefits paid to participants	2,740,840
Administrative expenses	14,468
Total deductions	2,755,308
Net increase during the year	10,745,980
Net assets available for benefits, end of year	$ 93,326,434

See Accompanying Notes to Financial Statements

Note 1 - Description of the Plan

General

The Tupperware Brands Corporation Retirement Savings Plan (Plan) is a defined contribution plan established in 1996 to cover eligible employees of Tupperware Brands Corporation and certain of its subsidiaries (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (Trust) by Fidelity Management Trust Company (Fidelity), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers and employees of the Company appointed by the Compensation and Management Development Committee of the Board of Directors of the Company (Compensation Committee).

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Eligibility

To be eligible for participation in the Plan an employee must have a base of employment within the United States or be a U.S. citizen participating in the U.S. Social Security program and employed by a foreign affiliate. Employees who are active participants in any other defined contribution plan to which the Company or any subsidiary makes contributions on their behalf, or are eligible for participation in any foreign retirement plan, are not eligible to participate in the Plan.

As soon as administratively practicable after the employee's employment commencement date, employees become eligible to participate in the Plan, unless he or she elects not to participate.

Contributions

A participant may elect to contribute from 1% to 25% of his or her compensation, in whole percentage points, up to $16,500 for 2010, subject to the limitation of the Internal Revenue Code (Code). Newly eligible employees are automatically enrolled in the Plan with an employee contribution election of three percent (3%) of his or her compensation. Participants are allowed to terminate or adjust their contribution percentage at any time during the year, but only once per pay period.

For those participants who are 50 years old or older by the Plan's year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of up to $5,500 was allowed in 2010.

Note 1 - Description of the Plan (Continued)

Company contributions to the Plan are comprised of matching contributions and basic contributions and become effective after six months of continuous employment. Company matching contributions are 50% of the participant's contribution up to 6% of eligible compensation. Company basic contributions are 5% of eligible compensation up to the Social Security Wage Base (SSWB) and 6% above the SSWB. The Social Security Wage Base was $106,800 for 2010. Participants may also rollover amounts representing distributions from other qualified plans.

Investment Options

Participants can elect to invest their contributions and the Company's basic and matching contributions in 1% increments in any of fifteen different investment options including fourteen mutual funds and a stable asset fund (common/collective trust). If a participant fails to elect any of the available investments under the Plan, then his/her account balance or contributions are automatically invested in the Fidelity Freedom Fund having a target retirement date closest to the year in which the participant will attain age 65. See Note 11.

In January 2005 the Plan was amended to allow next day diversification of investment balances in the Tupperware Stock Fund (Stock Fund). In April 2007 the Stock Fund was closed to new investments and reallocations and participants were restricted in directing new contributions or existing investments in their other funds, to the Stock Fund. Nonetheless, participants were allowed to continue to hold any investment and earnings thereon which was in the Stock Fund as of April 1, 2007. On September 1, 2010, the Plan began phasing out the Stock Fund and as of June 1, 2011 it is no longer an investment option.

While the Company does not wish to discourage participants from investing in its stock, this design decision was made to (a) eliminate the potential conflict between the Company's role as fiduciary of the Plan and in its role as management, while possessing confidential insider information about the Company's performance and the consequential effects upon Company stock, and (b) to encourage participants to achieve a more diversified mix of investments.

In an effort to make this a gradual process in which participants can time their own changes and/or rely on a pre-set automatic reallocation plan, the following schedule was adopted.

Percent of Stock Fund Balance to be Reallocated	Date of Reallocation
25%	September 1, 2010
50%	December 1, 2010
75%	March 1, 2011
100%	June 1, 2011

Note 1 - Description of the Plan (Continued)

If, upon the stated dates of reallocation, the participant has or had any of his or her Plan balance invested in the Stock Fund, the assets in such fund were or will be reallocated in the percentage amount that corresponds to the date of the reallocation as shown above, to the Fidelity Freedom Fund that has a target retirement date closest to the year the participant would be expected to retire using age 65 as the expected retirement date. The Company reserved the right to modify the dates of reinvestment if circumstances warrant. See Note 11.

Fidelity Freedom Funds are designed for investors expecting to retire around the year indicated in each fund's name. Except for the Freedom Income Fund®, the funds' asset allocation strategy becomes increasingly conservative as it approaches the target date and beyond. Ultimately, these funds are expected to merge with the Freedom Income Fund®.

Participants may also choose to redirect amounts still invested in the Stock Fund into the Plan's other investment alternatives before the scheduled reallocation dates.

As of December 31, 2010, the Plan's investment alternatives included the following:

American Funds – The Growth Fund of America Class R5: This fund seeks capital growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. It also may invest a portion of its assets in securities of issuers domiciled outside the U.S.

Dodge & Cox Stock Fund: This fund is a growth and income mutual fund which seeks to provide long-term growth of principal and income with a secondary objective to provide reasonable current income. It invests primarily in a broadly diversified portfolio of common stocks.

Spartan 500 Index Fund: The Spartan 500 Index Fund is an index fund that normally invests at least eighty percent of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Stock Selector Small Cap Fund: This fund is a growth mutual fund and generally invests eighty percent of its assets in securities of companies with small capitalizations in or similar to companies in the Russell 2000® Index or the S&P SmallCap 600 Index.

Fidelity Diversified International Fund: This fund is a growth mutual fund which seeks capital growth and invests in common stocks of foreign companies.

Fidelity Freedom Income Fund: This fund is an asset allocation fund which seeks high current income and some capital appreciation for those already in retirement. It invests approximately 40% in bond funds, 40% in mutual funds with short-term investment goals, 15% in domestic equity funds and 5% in international equity funds.

Note 1 - Description of the Plan (Continued)

Fidelity Freedom Funds: These are target date asset allocation funds which seeks high total return until their target retirement date and thereafter seeks high current income and capital appreciation. The approximate investment mix of each of the Freedom funds is as follows:

	Domestic equity funds	International equity funds	Bond funds	Short-term mutual funds
Fidelity Freedom 2000 Fund	17%	6%	38%	39%
Fidelity Freedom 2010 Fund	38%	13%	38%	11%
Fidelity Freedom 2020 Fund	45%	16%	35%	4%
Fidelity Freedom 2030 Fund	55%	20%	25%	-
Fidelity Freedom 2040 Fund	62%	22%	16%	-
Fidelity Freedom 2050 Fund	66%	24%	10%	-

Goldman Sachs Mid Cap Value Fund: This fund seeks long-term capital appreciation and generally invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers selected by the fund manager, with public stock market capitalization within the range of the market capitalization of companies constituting the Russell Midcap® Value Index.

Western Asset Core Bond: This fund is an income mutual fund and seeks to provide maximum total return. It invests primarily in U.S. government obligations, other investment-grade fixed-income securities and mortgage and asset-backed securities.

SEI Stable Asset Fund: This fund seeks capital preservation, issuer and reinvestment diversification, real return that remains relatively stable on a periodic basis and the highest yield consistent with its designed risk tolerance. The fund primarily invests in a variety of investment contracts such as guaranteed investments contracts (GICs) issued by insurance companies and other financial institutions and other investment products such as separate account contracts, synthetic GICs and collective investment trusts.

Fidelity Managed Income Portfolio (MIP): In 2009, the MCEB chose to eliminate the MIP as a Plan investment selection. In February 2010 the MIP was replaced by the SEI Stable Asset Fund.

Participant Accounts

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Investment income and losses, as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Note 1 - Description of the Plan (Continued)

Each participant's account is credited with the participant's and the Company's contributions and allocation of plan earnings or losses and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant directed.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts. Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the Plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets from the Plan must have been exhausted and the participant must declare that the hardship withdrawal meets one of the Internal Revenue Service's safe harbor provisions.

Notes Receivable - Participants

Participants may borrow from their Plan account balances for terms of one to five years and have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made. Loans

Note 1 - Description of the Plan (Continued)

bear interest at prime rate plus one percentage point and are secured by the vested account balances of the borrowing participants. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. During 2010, no forfeitures were applied to reduce Company contributions. At December 31, 2010 and 2009, the forfeited nonvested amount available to reduce future contributions was $235,147 and $127,958, respectively.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. Investments in common stock and money market funds are valued at the closing price reported on the active market on which the individual securities are traded. The units of

Note 2 - Summary of Significant Accounting Policies (Continued)

common/collective trust fund are valued at net asset value per share based on information provided by the Plan Trustee and using the audited financial statements of the common/collective trust.

The fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its investment in a common/collective trust, the SEI Stable Asset Fund. Consequently, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis. See Note 5 for more discussion on the SEI Stable Asset Fund.

Purchases and sales of investments by the Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their fair market value.

For the purposes of participant account allocation, the Stock Fund is tracked on a unitized basis. The Stock Fund consists of Tupperware Brands Corporation common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Stock Fund's daily cash needs. The value of a unit reflects the combined market value of Tupperware's common stock and the cash investments held by the Stock Fund. At December 31, 2010, 147,493 units were outstanding with a value of $35.07 per unit. At December 31, 2009, 491,280 units were outstanding with a value of $33.48 per unit.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Administrative Expenses

Certain administrative, legal and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Expenses relating to participant

Note 2 - Summary of Significant Accounting Policies (Continued)

transactions or loan service fees are deducted from those participants' accounts as transactions occur. Remaining costs, such as audit costs, are absorbed by the Company.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, "*Improving Disclosures about Fair Value Measurements*" (ASU 2010-06), which primarily requires disclosures related to the levels within the fair value hierarchy. An entity is required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of ASU No. 2010-06 did not have a significant impact on the financial statements.

In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the Security Exchange Commission (SEC) and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Plan adopted the amendments upon issuance with no material impact to the Plan's financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 *"Reporting Loans to Participants by Defined Contribution Pension Plans"* (ASU 2010-25), which requires defined contribution plan participant loans be accounted for as notes receivable from participants rather than as an investment and measured at their unpaid principal balance plus accrued but unpaid interest. ASU 2010-25 was effective for periods ended after December 15, 2010 with early adoption permitted and requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $1,934,908 from investments to notes receivable from participants as of December 31, 2009. There was no impact to net assets as of December 31, 2009, as a result of the adoption of ASU 2010-25.

Note 3 - Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common/collective trust, common stock and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, performance of the companies in which certain of the funds invest and overall market volatility risk.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4 - Fair Value Measurements

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Transfers between levels, if any, are recognized at the beginning of the reporting period in which they occur. The levels of the hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets:
- quoted prices for identical or similar assets or liabilities in inactive markets:
- inputs other than quoted prices that are observable for the asset or liability:
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 4 - Fair Value Measurements (Continued)

The following tables set forth by level the Plan's assets at fair value as of December 31, 2010 and 2009:

	Investment Assets at Fair Value as of December 31, 2010			
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds				
Target date retirement funds	$ 40,503,790	$ -	$ -	$ 40,503,790
Index fund	8,098,825	-	-	8,098,825
Domestic equity funds	6,773,827	-	-	6,773,827
International growth fund	5,566,893	-	-	5,566,893
Small cap growth fund	7,149,963	-	-	7,149,963
Income fund	1,329,967	-	-	1,329,967
Total mutual funds	69,423,265	-	-	69,423,265
Common/collective trust	-	-	-	-
Stable asset fund	-	16,459,067	-	16,459,067
Tupperware Brands Corp. common stock	5,078,428	-	-	5,078,428
Money market fund	61,702	-	-	61,702
Total investments at fair value	$ 74,563,395	$ 16,459,067	$ -	$ 91,022,462

	Investment Assets at Fair Value as of December 31, 2009			
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds				
Target date retirement funds	$ 25,967,395	$ -	$ -	$ 25,967,395
Index fund	5,840,576	-	-	5,840,576
Domestic equity funds	5,659,200	-	-	5,659,200
International growth fund	4,925,438	-	-	4,925,438
Small cap growth fund	4,696,118	-	-	4,696,118
Income fund	339,874	-	-	339,874
Total mutual funds	47,428,601	-	-	47,428,601
Common/collective trust		-	-	-
Stable value fund		16,471,591	-	16,471,591
Tupperware Brands Corp. common stock	16,204,450	-	-	16,204,450
Money market fund	248,298	-	-	248,298
Total investments at fair value	$ 63,881,349	$ 16,471,591	$ -	$ 80,352,940

Note 5 – Net Asset Value per Share

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using net asset value per share as of December 31, 2010 and 2009:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2010

	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/collective trust fund:					
SEI Stable Asset Fund (a)	$16,459,067	None	Daily	(c)	None

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2009

	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/collective trust fund:					
Fidelity Managed Income Portfolio (b)	$16,471,591	None	Daily	(c)	None

(a) The SEI Stable Asset Fund's (Fund) strategy is to invest in a diverse portfolio of benefit-responsive investment contracts such as guaranteed investment contracts (GICs), wrapped fixed income products (synthetic GICs) and separate account contracts with high quality banks and insurance companies. The majority of the underlying collateral for wrapped fixed income investments and separate account contracts may be actively managed in order to enhance the returns of the fund. The Fund expects that each unit will have a constant value of $1.00. Nonetheless, unanticipated events such as a GIC issuer's inability to meet its obligation or significant withdrawal requests by plan participants could affect the recoverability of assets including the underlying investment securities of synthetic GICs and impact the NAV of the unit.

(b) The Fidelity Managed Income Portfolio fund's (MIP) strategy is to seek the preservation of capital and to provide a competitive level of income by investing in certain types of assets (typically fixed-income securities or bond funds) and entering into wrap contracts issued by third parties. The MIP also may invest in future and option contracts, swap agreements and cash equivalents represented by shares in a money market fund.

(c) Qualified benefit payments including participant directed transfers may be made at contract value. Significant non-benefit related withdrawals generally require a twelve month written notice.

Note 6 - Termination of the Plan

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

Note 7 - Tax Status

The Plan obtained a January 4, 2011 favorable determination letter from the Internal Revenue Service on its tax status. Since this letter, the Plan's tax counsel has requested an updated determination letter to cover amendments not addressed in this latest determination letter. Nonetheless, the Plan Administrator and Plan's tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 8 – Investments

Investments that represented five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2010 and 2009, were as follows:

	December 31,	
Description	**2010**	**2009**
SEI Stable Asset Fund (a) (d)	$16,727,011	$ -
Fidelity Freedom 2030 Fund	12,518,660	8,627,027
Fidelity Freedom 2020 Fund	11,510,930	4,468,079
Spartan 500 Index Fund	8,098,825	5,840,576
Fidelity Freedom 2010 Fund	7,297,159	5,804,039
Fidelity Stock Selector Small Cap Fund (e)	7,149,963	4,696,118
Fidelity Diversified International Fund	5,566,893	4,925,438
Dodge & Cox Stock Fund	5,399,927	4,716,342
Tupperware Brands Corporation Common Stock	5,078,428	16,204,450
Fidelity Freedom Income (b)	4,706,691	-
Fidelity Managed Income Portfolio (a) (c)	-	16,777,883

(a) At contract value
(b) Investment did not exceed 5% in 2009
(c) Replaced by the SEI Stable Asset Fund in 2010
(d) Became investment option February 1, 2010
(e) Previously known as Fidelity Small Cap Independence Fund

Note 8 – Investments (Continued)

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2010
Mutual funds	$ 6,520,877
Tupperware Brands Corp. common stock	(265,158)
Net appreciation in fair value of investments	$ 6,255,719

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000. Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 9 - Related Party Transactions

Certain Plan investments are shares of investment funds managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee, administrative and performance management fees in the amount of $14,468; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2010 and 2009, the current value and number of shares was $5,078,428 and 106,533 and $16,204,450 and 347,959, respectively. During 2010, the Plan purchased 3,300 shares for $87,168 and sold 244,726 shares for $11,005,906. Purchases of shares were from reinvesting dividend and interest income received by the Tupperware Brands Corporation Stock Fund.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$ 93,326,434	$ 82,580,454
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(267,944)	(306,292)
Net assets available for benefits per the Form 5500	$ 93,058,490	$ 82,274,162

Note 10 - Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010
Total net asset change per the financial statements	$ 10,745,980
Change in adjustment from contract value to fair value for fully benefit responsive investment contracts	(267,944)
Total net income per the Form 5500	$ 10,478,036

Note 11 – Subsequent Events

In January 2011 the Company announced that ten of the Plan's fifteen investment options would be replaced by similar but lower fee structured funds effective February 9, 2011. In addition, the current Plan designated default fund (the Fidelity Freedom with the date closest to date of participant's retirement), would be replaced by the Fidelity Freedom K Fund with date closest to participant's retirement date based on assumption of retirement at age 65.

Current Investment Options	Replaced by New Investment Options
Spartan 500 Index	Vanguard Institutional Index Fund Institutional Shares
Fidelity Freedom Income Fund	Fidelity Freedom K Income Fund
Fidelity Freedom 2000 Fund	Fidelity Freedom K 2000 Fund
Fidelity Freedom 2010 Fund	Fidelity Freedom K 2010 Fund
Fidelity Freedom 2020 Fund	Fidelity Freedom K 2020 Fund
Fidelity Freedom 2030 Fund	Fidelity Freedom K 2030 Fund
Fidelity Freedom 2040 Fund	Fidelity Freedom K 2040 Fund
Fidelity Freedom 2050 Fund	Fidelity Freedom K 2050 Fund
American Funds Growth Fund of America Fund Class R5	American Funds Growth Fund of America Fund Class R6
Fidelity Diversified International Fund	Fidelity Diversified International Fund Class K

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
E.I.N. 36-4062333 PLAN NO. 002
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) **Identity of Issue, Borrower, Lessor or Similar Party**	(c) **Description of Investment**		(d)**	(e) **Current Value**
	Common/Collective Trust				
	SEI Stable Asset Fund	16,727,011	shares		$ 16,459,067
	Mutual Funds				
*	Fidelity Freedom 2030 Fund	909,126	shares		12,518,660
*	Fidelity Freedom 2020 Fund	834,730	shares		11,510,930
	Spartan 500 Index Fund	182,078	shares		8,098,825
*	Fidelity Freedom 2010 Fund	536,951	shares		7,297,159
*	Fidelity Stock Selector Small Cap Fund	386,276	shares		7,149,963
*	Fidelity Diversified International Fund	184,640	shares		5,566,893
	Dodge & Cox stock	50,111	shares		5,399,927
*	Fidelity Freedom Income Fund	417,260	shares		4,706,691
*	Fidelity Freedom 2040 Fund	262,832	shares		2,105,285
*	Fidelity Freedom 2000 Fund	160,555	shares		1,917,030
	Western Asset Core Bond Fund	116,459	shares		1,329,967
	Goldman Sachs Midcap Value Fund	23,524	shares		850,403
	American Fund - Growth Fund of America	17,226	shares		523,497
*	Fidelity Freedom 2050 Fund	47,765	shares		448,035
	Total Mutual funds				69,423,265
	Common stock				
*	Tupperware Brands Corporation, Common Stock $0.01 par	106,533	shares		5,078,428
	Money Market Funds				
*	Fidelity Institutional Cash Portfolio	61,702	shares		61,702
	Total investments, at fair value				91,022,462
*	**Participant Loans**				
	Interest rates ranged from 4.25% - 9.25% terms from 1 to 5 years	Maturing through 2015			2,010,274
	Assets, end of year				$ 93,032,736

* Identified as a party-in-interest
** Cost information has been omitted as all investments are participant directed.

McGladrey & Pullen, LLP
Certified Public Accountants



Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 23, 2011 relating to the financial statements and supplemental schedule of the Tupperware Brands Corporation Retirement Savings Plan, which appears in this Annual Report on Form 11-K of the Tupperware Brands Corporation Retirement Savings Plan for the years ended December 31, 2010 and 2009.

McGladrey & Pullen, LLP

Orlando, Florida
June 23, 2011